Exhibit 99.1

Retirement of Non-Executive Director

Monday July 4, 2022 – ioneer Ltd (ioneer or the Company) (ASX: INR), today announces the retirement of Mr. Julian Babarczy as a Non-Executive Director of the Company.  Mr. Babarczy is a long-time investor and supporter of the Company and retires due to the significant workload at his other various business interests, including a broad range of listed and unlisted companies, as well as his other personal investment activities.  Mr. Babarczy has been in active dialogue with ioneer for a number of months regarding this move, which is made with the full support of the Company.

Commenting on his retirement from the board, Mr. Babarczy said:

“I am proud to have had a strong association with ioneer, having worked with Bernard and James over many years, first as an investor in the Company and more recently as a Non-Executive Director.  In my view, Rhyolite Ridge remains one of the best and most unique undeveloped lithium assets in the world, led by a strong and growing management team and board that is diligently progressing the project towards development.  I leave the Board knowing that an exciting future awaits ioneer, which in my view is set to become the leading North American lithium production asset with exceptional value and strategic positioning”.

ioneer Executive Chairman, James D. Calaway, said:

“Since joining the ioneer board, Julian has served as chair of the Audit and Risk Committee, and member of the Nomination and Remuneration Committee.  Julian’s experience and measured approach has helped ensure the interests of our shareholders, community and employees has been front of mind as we strive to deliver a world class lithium-boron project at Rhyolite Ridge. It is sad to see Julian depart, he will be missed.”

Mr. Babarczy’s retirement as a Non-Executive Director of ioneer is effective immediately.

This ASX release has been authorised by ioneer Executive Chairman, James D. Calaway.

--ENDS--

Contacts:

Bernard Rowe	Alex Cowie	Matt Dempsey
ioneer Ltd	NWR Communications	FTI Consulting
Managing Director	Investor & Media Relations (Australia)	Investor & Media Relations (USA)
T: +61 419 447 280	T: +61 412 952 610	T: +1 202 316 9609

browe@ioneer.com	alexc@nwrcommunications.com.au	matt.dempsey@fticonsulting.com

ABOUT IONEER

ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits worldwide. The Definitive Feasibility Study (DFS)1 completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 20212, ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project. ioneer will be the operator of the Project, which is expected to come onstream in 2025.

1 Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.
2 Refer ASX release titles ‘Sibanye-Stillwater to invest US$490M in Rhyolite Ridge’ announced on 16 September 2021